Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	For the Years Ended December 31

	2001	2000	1999	1998	1997

Earnings
Income before income taxes	$1,507.5	$2,495.0	$2,103.8	$1,812.2	$1,806.0
Less equity in net income/(loss) of affiliated companies	4.9	(22.0)	(24.9)	2.3	1.0
Fixed charges	8,989.6	9,001.6	7,219.3	6,936.8	6,294.4

Earnings before fixed charges	$10,492.2	$11,518.6	$9,348.0	$8,746.7	$8,099.4

Fixed Charges
Interest expense	$8,951.2	$8,970.1	$7,193.4	$6,910.4	$6,268.2
Rents	38.4	31.5	25.9	26.4	26.2

Total fixed charges	$8,989.6	$9,001.6	$7,219.3	$6,936.8	$6,294.4

Ratio of earnings to fixed charges	1.17	1.28	1.29	1.26	1.29

      Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interests in net income of subsidiaries. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor.)

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